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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

J Trust Kabushiki Gaisha

(Name of Subject Company)

J Trust Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

J Trust Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Ryoji Fukaya

Manager, Corporate Strategy Department

1-7-12 Toranomon, Minato-ku, Tokyo 105-0001 Japan

Phone: +81-3-4330-9105

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 14, 2013

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit No.
99.1	English translation of the press release titled “Notice of the Rights Offering (Non-Commitment Type/Gratis Allotment of Listed Subscription Rights)” dated May 14, 2013.*

99.2	English translation of the press release titled “Explanation (Q&A) to the shareholders with respect to the Rights Offering (Non-Commitment Type/Allotment of Listed Subscription Rights without Contributions)” dated May 14, 2013.*

99.22	English translation of the press release titled “Notice of the Listing Schedule for the J Trust Co., Ltd. 4th Subscription Rights to be Issued through the Rights Offering” dated May 21, 2013.*

99.23	English translation of the press release titled “Notice of the Securities Companies to Serve as Agents (Including Planned Companies) for the Purchase of the J Trust Co., Ltd. 4th Subscription Rights Issued Through the Rights Offering” dated May 21, 2013.*

99.24	English translation of the press release titled “Notice of Financing for the Exercise of the Company’s Subscription Rights by the Largest Shareholder and His Exercise Intentions” dated May 31, 2013.*

99.27	English translation of “Notice of the Allotment of Listed Subscription Rights without Contribution” dated June 18, 2013.*

99.28	English translation of “4th Subscription Rights Issuing Guidelines” dated June 18, 2013.*

99.29	Brokerage Request Form for Exercise/Cancellation of Book-Entry Subscription Rights.*

99.30	English translation of the press release titled “Notice Regarding Status of the Exercise of the Company’s Subscription Rights by the Largest Shareholder and His Exercise Intentions” dated July 5, 2013.*

99.31	English translation of the press release titled “Notice Regarding the Status of the Exercise of the J Trust Co., Ltd. 4th Subscription Rights to be Issued through the Rights Offering and the Total Number of Issued Shares” dated July 10, 2013.

99.32	English translation of “J Trust Co., Ltd. 4th Subscription Rights Reminder for the Exercise Period Coming to an End.”

99.33	English translation of the press release titled “Notice of Financing for the Exercise of the Company’s Subscription Rights by the Largest Shareholder and His Exercise Intentions” dated July 11, 2013.

*	Previously submitted.

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included in the documents attached as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:

Exhibit No.
99.3	English translation of the Securities Registration Statement, dated May 14, 2013.*

99.4	English translation of the Extraordinary Securities Report submitted to the Director-General of the Kanto Local Finance Bureau on May 14, 2013 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-1.*

99.5	English translation of the Board of Directors Meeting Minutes, dated May 14, 2013.*

99.6	English translation of the Overview of Business Activities and Major Business Indicators.*

99.7	English translation of the Overview of the Financial Results for the Year Ended March 31, 2013.*

99.25	English translation of the Amendment Report for the Registration Statement, dated June 12, 2013.*

99.26	English translation of the Amendments to the Extraordinary Securities Report, dated June 12, 2013.*

*	Previously submitted.

(2)	The following documents have been incorporated into the home jurisdiction documents and furnished to the Commission:

Exhibit No.
99.8	Articles of Incorporation of J Trust Co., Ltd.**

99.9	The 36th annual report for the fiscal year ended March 31, 2012 submitted to the Director-General of the Kanto Local Finance Bureau on June 28, 2012 (original Japanese document).**

99.10	The first quarterly period of the 37th term for the three months ended June 30, 2012 submitted to the Director-General of Kanto Local Finance Bureau on August 10, 2012 (original Japanese document).**

99.11	The second quarterly period of the 37th term for the three months ended September 30, 2012 submitted to the Director-General of Kanto Local Finance Bureau on November 13, 2012 (original Japanese document).**

99.12	The third quarterly period of the 37th term for the three months ended December 31, 2012 submitted to the Director-General of Kanto Local Finance Bureau on February 13, 2013 (original Japanese document).**

99.13	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on June 29, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-9-2 (original Japanese document).**

99.14	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on July 9, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-6 (original Japanese document).**

99.15	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on July 13, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-3 (original Japanese document).**

99.16	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on July 23, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-6 (original Japanese document).**

99.17	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on August 13, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-3 (original Japanese document).**

99.18	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on October 4, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-16 (original Japanese document).**

99.19	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on October 5, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-9 (original Japanese document).**

99.20	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on November 7, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-3 (original Japanese document).**

99.21	Amendment Report (Amendment to the Quarterly Report as stated in 12 above) submitted to the Director-General of Kanto Local Finance Bureau on February 28, 2013 (original Japanese document).**

**	Previously furnished to the Commission in original form with Form SE.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	J Trust Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X on May 15, 2013.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ NOBUYOSHI FUJISAWA
(Signature)

Nobuyoshi Fujisawa, President and Chief Executive Officer J Trust Co., Ltd.
(Name and Title)

July 11, 2013
(Date)

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